UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Wayne Zallen

722 W. Dutton Road

Eagle Point, OR 97524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Persons:

Wayne Zallen

2.	Check the Appropriate Box if a Member of a Group

(a) x☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

USA

Number of shares Beneficially owned By each Reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 11,210,876 (1)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 11,210,876 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,210,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 4.64% (2)

14.	Type of Reporting Person (See Instructions):

IN

(1)

Wayne Zallen is the indirect beneficial owner of 11,210,876 shares of common stock of the Issuer held by the Wayne A. Zallen trust u/a/d/ 10/24/2014 (the “Trust”). Wayne Zallen is the trustee of the Trust.

(2)

This percentage is calculated based on 241,617,016 shares of common stock of the issuer outstanding as of the close of business on September 30, 2019, as reported on the Issuer’s Form 8-K filed with the SEC on October 2, 2019.

CUSIP No. 399818103

1.	Names of Reporting Persons:

Wayne A. Zallen trust u/a/d/ 10/24/2014

2.	Check the Appropriate Box if a Member of a Group

(a) x☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Oregon

Number of shares Beneficially owned By each Reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 11,210,876 (3)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 11,210,876 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,210,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 4.64% (4)

14.	Type of Reporting Person (See Instructions):

OO

(3)	The Trust owns 11,210,876 shares of common stock of the Issuer. Wayne Zallen is the trustee of the Trust and the indirect beneficial owner of the shares owned by the Trust.
(4)

This percentage is calculated based on 241,617,016 shares of common stock of the issuer outstanding as of the close of business on September 30, 2019, as reported on the Issuer’s Form 8-K filed with the SEC on October 2, 2019.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 to the Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2019 (the “Schedule 13D”). This Amendment relates to shares of common stock, $0.001 par value per share (“Common Stock”), of Grow Capital, Inc. (the “Issuer”) surrendered by the Reporting Persons to the Issuer:

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the above reported Common Stock either (i) as compensation for Mr. Zallen’s services as Chief Executive Officer and director of the Issuer or (ii) by each Reporting Person for such Reporting Person’s own investment account. The Reporting Persons may in the future sell their remaining shares of Common Stock in the open market.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The Reporting Persons are the beneficial owner of 11,210,876 shares of Common Stock, which represents 4.64% of all outstanding shares of Common Stock, based on 241,617,016 shares of Common Stock as of the close of business on September 30, 2019, as reported on the Issuer’s Form 8-K filed with the SEC on October 2, 2019.

(b)

Wayne Zallen

Sole Voting Power: 0

Shared Voting Power: 11,210,876

Sole Dispositive Power: 0

Shared Dispositive Power: 11,210,876

Wayne A. Zallen trust u/a/d/ 10/24/2014

Sole Voting Power: 0

Shared Voting Power: 11,210,876

Sole Dispositive Power: 0

Shared Dispositive Power: 11,210,876

(c)On September 20, 2019, the Trust entered into a Membership Purchase Agreement (the “Purchase Agreement”), by and among the Issuer, the Trust and WCS Enterprises, LLC (“WCS”), pursuant to which the Trust purchased all the outstanding membership interests of WCS owned by the Issuer in exchange for 8,693,888 shares of Common Stock previously owned by the Reporting Persons. Also, the Trust surrendered an additional 36,000 shares of Common Stock to the Issuer to pay for rent owed by Mr. Zallen to WCS through September 30, 2019. The shares of Common Stock surrendered to the Issuer were valued at $0.09 per share. Following this transaction, the Reporting Persons own 11,210,876 shares of Common Stock.

(d)

No person other than the Reporting Persons has (i) the right to receive or the power to direct the receipt of dividends from the shares of Common Stock to which this Amendment relates or (ii) the right to receive or the power to direct receipt of the proceeds from the sale of such shares.

(e)

On September 30, 2019, the Reporting Persons ceased being beneficial owners of 5% or more of the outstanding Common Stock. The Reporting Persons will cease filing Schedule 13D amendments unless the Reporting Persons subsequently own more than 5% of the outstanding Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Purchase Agreement, the shares of Common Stock owned by the Reporting Persons are subject to a lock-up agreement for up to a 21-month period following the closing of the transactions set forth in the Purchase Agreement on September 30, 2019. Under the lock-up agreement, the Reporting Persons may sell additional portions of the locked-up shares of Common Stock in each successive three-month period until the 21-month anniversary of the closing of the transactions set forth in the Purchase Agreement on September 30, 2019.

The Reporting Persons further agree to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer. Each reporting Person has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description of Exhibit
A	Joint Filing Agreement
B	Membership Interest Purchase Agreement, dated September 30, 2019, by and among Grow Capital, Inc., the Wayne A. Zallen Trust u/a/d/ 10/24/2014, and WCS Enterprises, LLC (5)

(5) Filed as an exhibit to the Issuer’s Form 8-K filed on October 1, 2019.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October [__], 2019

WAYNE A. ZALLEN TRUST U/A/D 10/24/2014

/s/ Wayne Zallen	By:	/s/ Wayne Zallen
Wayne Zallen, individually		Wayne Zallen
Trustee

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Grow Capital, Inc. and further agree to the filing of this Joint Filing Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each of the other parties to file on its behalf any and all amendments to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October [__], 2019

Wayne A. Zallen Trust u/a/d/ 10/24/2014 By: /s/ Wayne Zallen Name: Wayne Zallen Title: Trustee	/s/ Wayne Zallen Wayne Zallen, individually